Red Mountain Resources, Inc. 8-K

Exhibit 3.2

CERTIFICATE OF FORMATION
OF
RED MOUNTAIN RESOURCES, INC.

THE UNDERSIGNED, acting as the organizer of a corporation under and in accordance with the Business Organizations Code of the State of Texas (the “TBOC”), hereby adopts the following Certificate of Formation (this “Certificate”) for such corporation: Exhibit 3.2

ARTICLE I
NAME AND TYPE OF ENTITY

The name of the entity is Red Mountain Resources, Inc. (the “Corporation”). The Corporation is a for-profit corporation.

ARTICLE II
PURPOSE

The purpose for which the Corporation is organized is the transaction of any or all lawful business for which a for-profit corporation may be formed under the TBOC.

ARTICLE III
REGISTERED AGENT

The street address of the initial registered office of the Corporation in the State of Texas is 1999 Bryan Street, Suite 900, Dallas, Texas 75201, and the name of the Corporation’s initial registered agent at such address is CT Corporation System.

ARTICLE IV
CAPITALIZATION

Section 4.1             Authorized Capital Stock.

The total number of shares of capital stock that the Corporation is authorized to issue is one hundred fifty hundred million (150,000,000) shares, divided into two classes consisting of (a) fifty million (50,000,000) shares of common stock, par value $0.00001 per share (“Common Stock”), and (b) one hundred million (100,000,000) shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

Section 4.2             Blank Check Preferred.

(a) Shares of Preferred Stock may be issued in one or more series from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board and included in a certificate of designation filed pursuant to the TBOC or as stated or expressed herein (a “Preferred Stock Designation”), and the Board is hereby expressly vested with the authority, to the full extent now or hereafter provided by law, to adopt any such resolution or resolutions.

(b) Subject to the rights of the holders of any series of Preferred Stock pursuant to the terms of this Certificate (including any Preferred Stock Designation), the number of authorized shares of

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Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the Board.

Section 4.3             Series A Preferred Stock.

(a) Number of Shares and Designation. Out of the one hundred million (100,000,000) authorized shares of Preferred Stock, there shall be created a series of Preferred Stock designated as “10% Series A Cumulative Redeemable Preferred Stock,” par value $0.0001 per share (the “Series A Preferred Stock”), and the number of shares that shall constitute such series shall be 1,200,000. The Series A Preferred Stock shall have the designations and preferences, limitations and other relative rights as set forth in this Section 4.3.

(b) Definitions. For purposes of the Series A Preferred Stock and as used in this Section 4.3, the following terms shall have the meanings indicated:

“Asset Coverage Ratio” means the ratio, determined on a consolidated basis, without duplication, in accordance with generally accepted accounting principles, of (a) total assets less goodwill, intellectual property and other intangible assets but excluding intangible drilling costs, divided by (b) the sum of total debt plus the aggregate liquidation preference of the Series A Preferred Stock, Senior Stock and Parity Stock then outstanding, less cash, cash equivalents and marketable securities. The Asset Coverage Ratio shall be calculated based on our balance sheet for the most recent fiscal period then ended that has been filed with the SEC on a pro forma basis after giving effect to (i) the issuance of such additional debt (excluding any borrowings under the Credit Facility or any revolving credit facility in replacement thereof), Series A Preferred Stock, Senior Stock or Parity Stock and (ii) the application of the proceeds from the issuance of such additional debt (excluding any borrowings under the Credit Facility or any revolving credit facility in replacement thereof), Series A Preferred Stock, Senior Stock or Parity Stock. Notwithstanding the classification of the Series A Preferred Stock on the Corporation’s balance sheet, the Series A Preferred Stock shall not be deemed debt for purposes of the Asset Coverage Ratio.

“Board” shall mean the board of directors of the Corporation or any committee of members of the board of directors authorized by such board to perform any of its responsibilities with respect to the Series A Preferred Stock.

“Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which state or federally chartered banking institutions in New York, New York or Dallas, Texas are authorized or required by law, regulation or executive order to close.

“Bylaws” shall mean the Bylaws of the Corporation, as may be amended from time to time.

“Call Date” shall mean the date fixed for redemption of the Series A Preferred Stock and specified in the notice to holders required under Section 4.3(e)(vi) hereof as the Call Date.

“Change of Control” shall mean when, after the original issuance of the Series A Preferred Stock, the following has occurred and is continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares

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of stock of the Corporation entitling that person to exercise more than 50% of the total voting power of all shares of stock of the Corporation entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition) and (ii) following the closing of any transaction referred to in (i) above, the Corporation, if it is the surviving entity, or the acquiring or surviving entity, if the Corporation is not the surviving entity, has a class of common securities (or American Depositary Receipts representing such securities) listed on a National Exchange; provided, however, that a merger effected to change the jurisdiction of incorporation of the Corporation shall not be deemed a Change of Control.

“Common Shares” shall mean the shares of common stock, $0.00001 par value, of the Corporation.

“Credit Facility” shall mean the $100.0 million revolving credit facility provided pursuant to that certain Senior First Lien Secured Credit Agreement by and among the Corporation, Cross Border Resources, Inc., Black Rock Capital, Inc. and RMR Operating, LLC, as the Borrowers, and Independent Bank, as Lender, dated as of February 5, 2013, as the same may be amended from time to time.

“Default Rate” shall mean 12.00% per annum.

“Dividend Default” shall have the meaning set forth in Section 4.3(c)(ii) hereof.

“Dividend Payment Date” shall have the meaning set forth in Section 4.3(c)(i) hereof.

“Dividend Periods” shall mean quarterly dividend periods commencing on the first day of each of January, April, July and October and ending on and including the day preceding the first day of the next succeeding Dividend Period; provided, however, that any Dividend Period during which any Series A Preferred Stock shall be redeemed pursuant to Section 4.3 hereof shall end on but shall not include the Call Date only with respect to the Series A Preferred Stock being redeemed.

“Dividend Rate” shall mean the dividend rate accruing on the Series A Preferred Stock, as applicable from time to time pursuant to the terms hereof.

“Dividend Record Date” shall have the meaning set forth in Section 4.3(c)(i) hereof.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended.

“Financial Covenant” shall mean the obligation of the Corporation to have an Asset Coverage Ratio of 2.0 or greater as of the date of any issuance of additional debt (excluding any borrowings under the Credit Facility or any revolving credit facility in replacement thereof), Series A Preferred Stock, Senior Stock or Parity Stock.

“Financial Covenant Default” shall have the meaning set forth in Section 4.3(i) hereof.

“Junior Stock” shall have the meaning set forth in Section 4.3(g)(iii) hereof.

“Listing Default” shall have the meaning set forth in Section 4.3(c)(iii) hereof.

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“National Market” shall means the New York Stock Exchange (NYSE), NYSE MKT LLC, National Association of Securities Dealers Automated Quotations (NASDAQ) or any comparable national securities exchange or national securities market.

“Optional Redemption Right” shall have the meaning set forth in Section 4.3(e)(i) hereof.

“Parity Stock” shall have the meaning set forth in Section 4.3(g)(ii) hereof.

“person” shall mean any individual, firm, partnership, limited liability company, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

A “Quarterly Dividend Default” shall occur if the Corporation fails to pay cash dividends on the Series A Preferred Stock in full for any Dividend Period.

“SEC” shall have the meaning set forth in Section 4.3(j) hereof.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

“Senior Stock” shall have the meaning set forth in Section 4.3(g)(i) hereof.

“Series A Preferred Stock” shall have the meaning set forth in Section 4.3(a) hereof.

“set apart for payment” shall be deemed to include, without any further action, the following: the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry that indicates, pursuant to an authorization by the Board and a declaration of dividends or other distribution by the Corporation, the initial and continued allocation of funds to be so paid on any series or class of shares of stock of the Corporation; provided, however, that if any funds for any class or series of Junior Stock or any class or series of Parity Stock are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series A Preferred Stock shall mean irrevocably placing such funds in a separate account or irrevocably delivering such funds to a disbursing, paying or other similar agent.

“Stated Rate” shall mean 10.00% per annum.

“Transfer Agent” means Broadridge Corporate Issuer Solutions, Inc., or such other agent or agents of the Corporation as may be designated by the Board or its duly authorized designee as the transfer agent, registrar and dividend disbursing agent for the Series A Preferred Stock.

“Voting Preferred Shares” shall have the meaning set forth in Section 4.3(h)(i) hereof.

(c) Dividends.

(i) Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board or a duly authorized committee thereof, out of funds of the Corporation legally available for the payment of dividends, cumulative cash dividends at the rate per annum equal to the Dividend Rate of the $25.00 per share stated liquidation preference of the Series A Preferred Stock (equivalent to a fixed annual amount of $2.50 per year per share). Except as otherwise provided in Section 4.3(c)(ii), Section 4.3(c)(iii) and Section 4.3(i) hereof,

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the Dividend Rate shall be equal to the Stated Rate. Such dividends shall accrue and accumulate, whether or not earned or declared, on each issued and outstanding share of the Series A Preferred Stock from (and including) the original date of issuance of such share and shall be payable quarterly in arrears on each January 15, April 15, July 15, and October 15 of each year (each such day being hereinafter called a “Dividend Payment Date”); provided, that if any Dividend Payment Date is not a Business Day, then the dividend that would otherwise have been payable on such Dividend Payment Date (if declared) may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day. Any dividend payable on the Series A Preferred Stock for any partial Dividend Period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Any dividend payable on the Series A Preferred Stock for a full Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the last day of the applicable Dividend Period (each such date, a “Dividend Record Date”).

(ii) Upon the occurrence of six accumulated, accrued and unpaid Quarterly Dividend Defaults, whether consecutive or non-consecutive (a “Dividend Default”), then:

(A) the Dividend Rate shall increase to the Default Rate, commencing on the first day after the Dividend Payment Date on which a Dividend Default occurs and for each subsequent Dividend Payment Date thereafter until such time as the Corporation has (1) paid all accumulated accrued and unpaid dividends on the Series A Preferred Stock in full and (2) timely paid in full and in cash the accrued dividends for two subsequent Dividend Periods ending following the payment made pursuant to Section 4.3(c)(ii)(A)(1) hereof, at which time, on the day after such second Dividend Period pursuant to this Section 4.3(c)(ii)(A)(2), the Dividend Rate shall revert to the Stated Rate;

(B) when the Dividend Default is cured and the Dividend Rate reverts to the Standard Rate, a second Dividend Default shall not occur until the Corporation has an additional six accumulated, accrued and unpaid Quarterly Dividend Defaults, whether consecutive or non-consecutive after the initial default is cured; and

(C) until such time as the Dividend Rate reverts to the Stated Rate pursuant to Section 4.3(c)(iii) hereof, the holders of Series A Preferred Stock will have the voting rights described in Section 4.3(h) hereof.

(iii) No later than April 30, 2014, the Corporation shall cause the Series A Preferred Stock to be listed on a National Market. If the Corporation fails to cause such listing by April 30, 2014, the Dividend Rate shall increase by one-half percent per quarter up to an amount not to exceed the Default Rate, until such listing occurs. Once the Series A Preferred Stock becomes listed on a National Market, if the Corporation fails to maintain a listing on a National Market for the Series A Preferred Stock for 180 consecutive days or longer (a “Listing Default”), then:

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(A) the Dividend Rate shall increase to the Default Rate, commencing on the day after the Listing Default and continuing until such time as the Corporation has cured the Listing Default by again listing the Series A Preferred Stock on a National Market, at which time the Dividend Rate shall revert to the Stated Rate; and

(B) until such time as the Dividend Rate reverts to the Stated Rate pursuant to Section 4.3(c)(iii)(A) hereof, the holders of Series A Preferred Stock will have the voting rights described in Section 4.3(h) hereof.

(iv) No dividend on the Series A Preferred Stock will be declared by the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting aside of funds is restricted or prohibited under the TBOC or other applicable law; provided, however, notwithstanding anything to the contrary contained herein, dividends on the Series A Preferred Stock shall continue to accrue and accumulate regardless of whether: (A) any or all of the foregoing restrictions exist; (B) the Corporation has earnings or profits; (C) there are funds legally available for the payment of such dividends; or (D) such dividends are declared by the Board. Accrued and unpaid dividends on the Series A Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable or on the date of redemption of the Series A Preferred Stock, as the case may be.

(v) Except as provided in the next sentence, unless all accumulated accrued and unpaid dividends on the Series A Preferred Stock are contemporaneously declared and paid in cash or declared and a sum of cash sufficient for the payment thereof is set apart for payment for all past Dividend Periods with respect to which full dividends were not paid on the Series A Preferred Stock, no dividends (other than in Junior Stock as to dividends and upon liquidation) will be declared or paid or set apart for payment on any Junior Stock or Parity Stock, nor shall any Junior Stock or Parity Stock be redeemed, purchased or otherwise acquired directly or indirectly for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such stock). When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart for payment) upon the Series A Preferred Stock and upon all Parity Stock, all dividends declared, paid or set apart for payment upon the Series A Preferred Stock and all such Parity Stock shall be declared and paid pro rata or declared and set apart for payment pro rata so that the amount of dividends declared per share of Series A Preferred Stock and per share of such Parity Stock shall in all cases bear to each other the same ratio that accumulated dividends per share of Series A Preferred Stock and such other Parity Stock (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other Parity Stock do not bear cumulative dividends) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series A Preferred Stock which may be in arrears, whether at the Stated Rate or at the Default Rate. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart for payment) upon the Series A Preferred Stock and upon all Parity Stock, all dividends declared, paid or set apart for payment upon the Series A Preferred Stock and all such Parity Stock shall be declared and paid pro rata or declared and set apart for payment pro rata so that the amount of dividends declared per share of Series A Preferred Stock and per share of such Parity Stock shall in all cases bear to each other the same ratio that accumulated dividends per share of Series A Preferred Stock and such other Parity Stock (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other Parity Stock do not bear cumulative dividends) bear to each other. No interest, or sum of money in lieu of interest, shall be

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payable in respect of any dividend payment or payments on Series A Preferred Stock which may be in arrears, whether at the Stated Rate or at the Default Rate.

(vi) Holders of Series A Preferred Stock shall not be entitled to any dividend in excess of all accumulated accrued and unpaid dividends on the Series A Preferred Stock as described in this Section 4.3(c). Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated accrued and unpaid dividend due with respect to such shares which remains payable at the time of such payment.

(d) Liquidation Preference.

(i) Subject to the rights of the holders of Senior Stock and Parity Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Stock, each holder of the Series A Preferred Stock shall be entitled to receive out of our assets legally available for distribution to the shareholders an amount of cash equal to $25.00 per share of Series A Preferred Stock plus an amount in cash equal to all accumulated accrued and unpaid dividends thereon (whether or not earned or declared) to the date of final distribution to such holders. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the Series A Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares of any class or series of Parity Stock as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, then such assets, or the proceeds thereof, shall be distributed among the holders of Series A Preferred Stock and any such other Parity Stock ratably in accordance with the respective amounts that would be payable on such Series A Preferred Stock and any such other Parity Stock if all amounts payable thereon were paid in full. For the purposes of this Section 4.3(d), none of (A) a consolidation or merger of the Corporation with one or more corporations or other entities, (B) a sale, lease or transfer of all or substantially all of the Corporation’s assets or (C) a statutory share exchange shall be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

(ii) Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series A Preferred Stock at the respective address of such holders as the same shall appear on the stock transfer records of the Corporation.

(iii) Subject to the rights of the holders of Senior Stock and Parity Stock upon liquidation, dissolution or winding up, upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of the Series A Preferred Stock, as provided in this Section 4.3(d), any other series or class or classes of Junior Stock shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series A Preferred Stock shall not be entitled to share therein.

(e) Redemption.

(i) Optional Redemption Right. The Series A Preferred Stock shall not be redeemable by the Corporation prior to July 15, 2014, except following a Change of Control as

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provided in Section 4.3(e)(iii) hereof. On and after July 15, 2014, the Corporation may redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time in part, at the option of the Corporation, for cash, at a redemption prices (expressed as percentages of the liquidation preference) set forth in the following table (the “Optional Redemption Right”), plus the amounts indicated in Section 4.3(e)(iv) hereof:

Redemption Dates	Redemption Prices (expressed as percentage of liquidation preference)
July 15, 2014	105%
July 15, 2015	103%
July 15, 2016	100%

(ii) Partial Redemption. If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to the Optional Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or in such other equitable method prescribed by the Corporation.

(iii) Mandatory Redemptions. Upon the earlier to occur of (A) July 15, 2018 and (B) no later than 120 days after the first date on which the Change of Control has occurred, the Corporation shall redeem all of the outstanding Series A Preferred Stock for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends on the Series A Preferred Stock as provided in Section 4.3(e)(iv) hereof (whether or not declared).

(iv) Unpaid Dividend. Upon any redemption of Series A Preferred Stock pursuant to this Section 4.3(e), the Corporation shall, subject to the next sentence, pay any accumulated accrued and unpaid dividends in arrears for any Dividend Period ending on or prior to the Call Date. If the Call Date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, then each holder of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock called for redemption.

(v) Additional Limitation on Redemption. If all accumulated accrued and unpaid dividends on the Series A Preferred Stock and any other class or series of Parity Stock of the Corporation have not been paid in cash (or, with respect to any Parity Stock, in Parity Stock), or declared and set apart for payment in cash (or, with respect to any Parity Stock, in Parity Stock) for any prior Dividend Payment Date, then the Series A Preferred Stock shall not be redeemed under this Section 4.3(e) in part and the Corporation shall not purchase or acquire any shares of Series A Preferred Stock, except pursuant to (A) a purchase or exchange offer made on the same terms to all holders of Series A Preferred Stock and Parity Stock, (B) a mandatory redemption made pursuant to Section 4.3(e)(iii) hereof, or (C) an exchange for Junior Stock.

(vi) Redemption Procedures. Notice of the redemption of any Series A Preferred Stock under this Section 4.3(e) shall be mailed by first class mail to each holder of record of Series A Preferred Stock to be redeemed at the address of each such holder as shown on the Corporation’s records, not less than 30 nor more than 60 days prior to the Call Date. Neither the failure to mail any notice required by this Section 4.3(e)(vi), nor any defect therein or in the mailing thereof, to any particular holder, shall affect the sufficiency of the notice or the validity of

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the proceedings for redemption with respect to the other holders. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each such mailed notice shall state, as appropriate: (A) the Call Date; (B) the number of shares of Series A Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (C) the redemption price per share of Series A Preferred Stock (determined as set forth in Sections 4.3(e)(i) or (iii), as applicable) plus accumulated accrued and unpaid dividends to, but not including, the Call Date (determined as set forth in Section 4.3(e)(iv)); (D) if any shares are represented by certificates, the place or places at which certificates for such shares are to be surrendered; (E) that dividends on the shares to be redeemed shall cease to accrue on such Call Date except as otherwise provided herein; and (F) any other information required by law or by the applicable rules of any exchange or national securities market upon which the Series A Preferred Stock may be listed or admitted for trading. Notice having been mailed as aforesaid, from and after the earlier of (Y) the Call Date (unless the Corporation shall fail to make available an amount of cash necessary to effect such redemption) or (Z) the date that the Corporation has fulfilled its obligation to provide the cash necessary to effect such redemption in accordance with Section 4.3(e)(vii) below, (1) except as otherwise provided herein, dividends on the Series A Preferred Stock so called for redemption shall cease to accrue, (2) said shares shall no longer be deemed to be outstanding, (3) all rights of the holders thereof as holders of Series A Preferred Stock shall cease (except the right to receive cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required and to receive any dividends payable thereon), and (4) in the case of a redemption of all of the then outstanding shares of Series A Preferred Stock, the term of office of any directors elected to the Board by the holders of the Series A Preferred Stock pursuant to Section 4.3(h) hereof shall terminate effective immediately and the number of directors constituting the Board shall decrease accordingly.

(vii) Set Asides. The Corporation’s obligation to provide cash in accordance with the preceding Section 4.3(e)(vi)(Z) shall be deemed fulfilled if, on or before the Call Date, the Corporation shall irrevocably deposit funds necessary for such redemption, in trust, with a bank or trust company that has, or is an affiliate of a bank or trust company that has, capital and surplus of at least $50 million, with irrevocable instructions that such cash be applied to the redemption of the Series A Preferred Stock so called for redemption, in which case the notice to holders of the Series A Preferred Stock will (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates, if any, representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the Call Date) against payment of the redemption price (including all accumulated accrued and unpaid dividends to the Call Date, determined as set forth in Section 4.3(e)(iv). No interest shall accrue for the benefit of the holders of Series A Preferred Stock to be redeemed on any cash so set aside by the Corporation pursuant to this Section 4.3(e)(vii). Subject to applicable escheat laws, any such cash unclaimed at the end of one year from the Call Date shall revert to the general funds of the Corporation after which reversion the holders of such shares so called for redemption shall look only to the general funds of the Corporation for the payment of such cash.

(viii) Surrender and Payment. As promptly as practicable after the surrender in accordance with said notice of the certificates, if any, for any such shares so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and if the notice shall so state), such shares shall be exchanged for any cash (without interest thereon) for which such shares have been redeemed. If fewer than all the outstanding shares of Series A Preferred Stock are to be redeemed, shares to be redeemed shall be selected by the Corporation from outstanding

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shares of Series A Preferred Stock not previously called for redemption by lot or pro rata (as nearly as may be) or by any other method determined by the Corporation in its sole discretion to be equitable. If fewer than all the shares of Series A Preferred Stock represented by any certificate are redeemed, then new certificates representing the unredeemed shares shall be issued without cost to the holder thereof.

(f) Status of Acquired Shares. All shares of Series A Preferred Stock issued and redeemed by the Corporation in accordance with Section 4.3(e) hereof, or otherwise acquired by the Corporation, shall be restored to the status of authorized but unissued shares of undesignated Preferred Stock of the Corporation.

(g) Ranking. Any class or series of shares of stock of the Corporation shall be deemed to rank:

(i) prior to the Series A Preferred Stock, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series A Preferred Stock (“Senior Stock”);

(ii) on a parity with the Series A Preferred Stock, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the Series A Preferred Stock, if the holders of such class or series and the Series A Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other (“Parity Stock”); and

(iii) junior to the Series A Preferred Stock, as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, if such class or series shall be the Common Shares or any other class or series of shares of stock of the Corporation now or hereafter issued and outstanding over which the Series A Preferred Stock have preference or priority in the payment of dividends and in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation (“Junior Stock”).

(h) Voting Rights.

(i) The Series A Preferred Stock shall have no voting rights, except as set forth in this Section 4.3(h) or required under the TBOC. In the circumstances identified in Section 4.3(c)(ii) hereof, the number of directors then constituting the Board shall increase by at least two, if not already increased by reason of similar types of provisions with respect to Parity Stock which are entitled to similar voting rights, and the holders of Series A Preferred Stock, together with the holders of shares of every other series of Parity Stock upon which like voting rights have been conferred and are exercisable (any such other series, the “Voting Preferred Shares”), voting together as a single class regardless of series, shall be entitled to elect two directors. In the circumstances identified in Section 4.3(c)(iii) hereof, the number of directors then constituting the Board shall increase by at least one, if not already increased by reason of similar types of provisions with respect to Parity Stock which are entitled to similar voting rights, and the holders of Series A Preferred Stock, together with the holders of shares of every other series of Voting Preferred Shares, voting together as a single class regardless of series, shall be entitled to elect

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one director. Such directors shall be elected at any annual meeting of shareholders or special meeting held in place thereof, or at a special meeting of the holders of the Series A Preferred Stock and the Voting Preferred Shares called as provided in Section 4.3(h)(ii) hereof; in each instance in accordance with the Bylaws. The directors elected at any such annual or special meeting shall hold office until the first annual meeting of shareholders or special meeting held in lieu thereof if such term shall not have previously terminated as provided below. If any vacancy shall occur as to the director elected by the holders of the Series A Preferred Stock and holders of the Voting Preferred Shares, a successor shall be elected by holders of Series A Preferred Stock and holders of the Voting Preferred Shares in accordance with Section 4.3(h)(ii). Such voting rights shall continue until terminated as provided in Sections 4.3(c)(ii) and (iii) hereof, as applicable, whereupon the term of office of such directors elected to the Board by the holders of the Series A Preferred Stock and the Voting Preferred Shares shall terminate effective immediately and the number of directors constituting the Board shall decrease accordingly.

(ii) At any time after the voting power conferred in Section 4.3(h)(i) hereof shall have been so vested in the holders of Series A Preferred Stock and the Voting Preferred Shares, the Secretary of the Corporation may, and upon the written request of any holder of Series A Preferred Stock (addressed to the Secretary at the principal office of the Corporation) shall, call a special meeting of the holders of the Series A Preferred Stock and of the Voting Preferred Shares for the election of the directors to be elected by them to the Board as herein provided, such call to be made by notice similar to that provided in the Bylaws for a special meeting of the shareholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the Secretary within 75 days after receipt of any such request, then any holder of Series A Preferred Stock may call such meeting, upon the notice above provided, and for that purpose shall have access to the share records of the Corporation for the Series A Preferred Stock and Voting Preferred Shares.

(iii) So long as any shares of Series A Preferred Stock are outstanding, the affirmative vote of the holders of at least two-thirds of the then-outstanding Series A Preferred Stock, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(A) Any amendment, alteration or repeal of any of the provisions of this Certificate or the Bylaws that materially and adversely affects the rights, preferences or voting power of the Series A Preferred Stock; provided, however, that an amendment to the provisions of this Certificate so as to (1) authorize or create, or to increase the authorized amount of, the Series A Preferred Stock, any Parity Stock or any Junior Stock; or (2) to effectuate a reverse stock split, in each case shall not be deemed to materially or adversely affect the rights, preferences or voting power of the Series A Preferred Stock; provided, further, however, that if such amendment would materially and adversely affect any voting powers, rights, or preferences of the Series A Preferred Stock and any other series of Voting Preferred Shares but not all other series of Voting Preferred Shares, the affirmative vote of at least two-thirds of the Series A Preferred Stock and other similarly affected Voting Preferred Shares shall be required;

(B) A statutory share exchange that affects the Series A Preferred Stock, a consolidation with or merger of the Corporation into another entity, or a consolidation with or merger of another entity into the Corporation; provided, however, that no such vote of the holders of Series A Preferred Stock shall be required in connection with any such statutory share exchange, consolidation or merger if (1) the Corporation is the surviving entity and the Series A Preferred Stock remains outstanding with no material

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and adverse change to its terms, voting powers, preferences and rights, or (2) the resulting surviving entity or transferee entity is organized under the laws of any state and the Series A Preferred Stock is substituted or exchanged for other preferred equity or shares of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications and terms or conditions of redemption thereof substantially similar to that of a share of Series A Preferred Stock (except for changes that do not materially and adversely affect the Series A Preferred Stock); and

(C) The authorization, reclassification or creation of, or the increase in the authorized amount of, any shares of any class or any security convertible into or exchangeable for Senior Stock;

provided, however, in the case of (A), (B) and (C) above, that no such vote of the holders of Series A Preferred Stock shall be required if, at or prior to the time when such amendment, alteration, repeal, share exchange, consolidation or merger is to take effect, or when the issuance of any such Senior Stock or convertible security is to be made, as the case may be, such outstanding shares of Series A Preferred Stock are subject to a notice of redemption pursuant to Section 4.3(e) and a deposit is made for the redemption in cash of such shares of Series A Preferred Stock as provided in Section 4.3(e)(vii) hereof for a redemption price determined under the appropriate paragraph of Section 4.3(e) hereof.

For purposes of Sections 4.3(h)(i), (ii) and (iii) hereof, each share of Series A Preferred Stock shall have one vote per share, except that when any other series of Voting Preferred Shares shall have the right to vote with the Series A Preferred Stock as a single class on any matter, then the Series A Preferred Stock and such other series shall have with respect to such matters one vote per $25.00 of stated liquidation preference. Except as set forth herein, the Series A Preferred Stock shall not have any relative, participating, optional or other special voting rights and powers other than as set forth herein, and the consent of the holders thereof shall not be required for the taking of any corporate action.

No amendment to these terms of the Series A Preferred Stock shall require the vote of the holders of Common Stock (except as required by law) or any series of Preferred Stock other than the Voting Preferred Shares.

(i) Financial Covenant Default. Upon the failure of the Corporation to comply with the Financial Covenant (a “Financial Covenant Default”), the Dividend Rate shall increase to the Default Rate, commencing on the first day after the occurrence of the Financial Covenant Default and shall continue thereafter until the Corporation’s Asset Coverage Ratio on two consecutive quarterly balance sheets (not including the balance sheet for the quarter in which the Financial Covenant Default occurs) is 2.0 or greater, upon which the Dividend Rate shall revert to the Stated Rate effective as of the day after the second balance sheet date. When the Financial Covenant Default is cured and the Dividend Rate reverts to the Stated Rate, each future failure of the Corporation to comply with the Financial Covenant shall result in another Financial Covenant Default under this Section 4.3(i).

(j) Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, the Corporation shall (i) transmit by mail to all holders of Series A Preferred Stock, as their names and addresses appear in the Corporation’s record books and without cost to such holders, copies of the annual reports and quarterly reports that the Corporation would have been required to file with the Securities and

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Exchange Commission (the “SEC”) pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation was subject to such sections (other than any exhibits that would have been required); and (ii) promptly upon written request, supply copies of such reports to any prospective holder of Series A Preferred Stock. The Corporation shall mail the reports to the holders of Series A Preferred Stock within 15 days after the respective dates by which the Corporation would have been required to file the reports with the SEC if the Corporation were then subject to Section 13 or 15(d) of the Exchange Act, assuming the Corporation is a “non-accelerated filer” in accordance with the Exchange Act.

(k) Record Holders. The Corporation and the Transfer Agent shall deem and treat the record holder of any shares of Series A Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

(l) Sinking Fund. The Series A Preferred Stock shall not be entitled to the benefits of any retirement or sinking fund.

(m) Book Entry. The Series A Preferred Stock shall be issued initially in the form of one or more fully registered global certificates (“Global Preferred Shares”), which shall be deposited on behalf of the purchasers represented thereby with the Transfer Agent, as custodian for a securities depositary (the “Depositary”) that is a clearing agency under Section 17A of the Exchange Act (or with such other custodian as the Depositary may direct), and registered in the name of the Depositary or its nominee, duly executed by the Corporation and authenticated by the Transfer Agent. The number of shares of Series A Preferred Stock represented by Global Preferred Shares may from time to time be increased or decreased by adjustments made on the records of the Transfer Agent and the Depositary as hereinafter provided. Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under these terms of the Series A Preferred Stock with respect to any Global Preferred Shares held on their behalf by the Depositary or by the Transfer Agent as the custodian of the Depositary or under such Global Preferred Shares, and the Depositary may be treated by the Corporation, the Transfer Agent and any agent of the Corporation or the Transfer Agent as the absolute owner of such Global Preferred Shares for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Transfer Agent or any agent of the Corporation or the Transfer Agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of the Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Preferred Shares.

Section 4.4 Common Stock.

(a)                The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the shareholders on which the holders of shares of Common Stock are entitled to vote; provided, however, that except as otherwise required by law or this Certificate (including a Preferred Stock Designation), holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Preferred Stock Designation) or pursuant to the TBOC. Except as otherwise provided by law or this Certificate (including any Preferred Stock Designation), at any annual or special meeting of the shareholders, the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the shareholders.

(b)               Subject to the rights of the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions when, as and if declared

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thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor.

(c)                In the event of any voluntary or involuntary winding-up or termination of the Corporation, after payment or provision for payment of the debts, liabilities and obligations of the Corporation and subject to the rights of the holders of shares of Preferred Stock in respect thereof, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its shareholders, ratably in proportion to the number of shares of Common Stock held by them.

ARTICLE V
ORGANIZER

The name and mailing address of the incorporator is as follows:

Name	Address
Mitchell L. Griffith	Akin Gump Strauss Hauer & Feld, LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201

ARTICLE VI
BOARD OF DIRECTORS

The number of directors constituting the Board shall be fixed by, or in the manner provided in, the Bylaws, provided that such number shall be no less than one (plus such number of directors as may be elected from time to time pursuant to the terms of any series of Preferred Stock that may be issued and outstanding from time to time), and, until changed in accordance with the manner prescribed in the Bylaws, shall be four. The names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are duly elected and qualified are as follows:

Name	Address
Alan W. Barksdale	2515 McKinney Avenue, Suite 900 Dallas, Texas 75201
David M. Heikkinen	2515 McKinney Avenue, Suite 900 Dallas, Texas 75201
Richard Y. Roberts	2515 McKinney Avenue, Suite 900 Dallas, Texas 75201
Paul N. Vassilakos	2515 McKinney Avenue, Suite 900 Dallas, Texas 75201

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ARTICLE VII

LIMITATION OF DIRECTOR LIABILITY;

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 7.1             Limitation of Director Liability.

No person who is or was a director of the Corporation shall be personally liable to the Corporation or any of its shareholders for monetary damages for an act or omission in such person’s capacity as a director of the Corporation, except to the extent such limitation or elimination of liability is not permitted by applicable law, as the same exists or hereafter may be changed. Any repeal or amendment of this Section 7.1 by the shareholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Section 7.1 will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors) and shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to acts or omissions occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Section 7.2             Indemnification and Advancement of Expenses.

(a)                Each person who was or is a respondent or defendant or is threatened to be made a respondent or defendant, or testifies or otherwise participates, in any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, or any inquiry or investigation that could lead to such an action, suit, or proceeding (any of the foregoing hereinafter called a “proceeding”), whether or not by or in the right of the Corporation, because such person is or was a director of the Corporation or, while a director of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, administrator, agent or similar functionary (a “representative”) of another foreign or domestic corporation, limited or general partnership, limited liability company, business trust, real estate investment trust, joint venture, joint stock company, cooperative, association, bank, insurance company, credit union, association, proprietorship, trust, employee benefit plan, other enterprise or other organization (each, an “organization”) (hereinafter a “Covered Director”) shall be indemnified by the Corporation to the fullest extent authorized or permitted by applicable law, as the same exists or may hereafter be changed, against all judgments (including arbitration awards), court costs, penalties, excise and similar taxes, fines, settlements, reasonable attorneys’ fees and other reasonable expenses (all of the foregoing hereinafter referred to as “expenses”) actually incurred by such person in connection with such proceeding and such right to indemnification shall continue as to a person who has ceased to be a director or representative and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification conferred by this Section 7.2 shall be a contract right that shall fully vest at the time the Covered Director first assumes his or her position as a director of the Corporation. It is expressly acknowledged that the indemnification provided in this Article VII could involve indemnification for negligence or under theories of strict liability.

(b)               The Corporation shall indemnify each person who was or is a respondent or defendant or threatened to be made a respondent or defendant, or testifies or otherwise participates, in any proceeding, whether or not by or in the right of the Corporation, because such person is or was an officer of the Corporation or, while an officer of the Corporation, is or was serving at the request of the Corporation as a representative of another organization (hereinafter a “Covered Officer” and together with a Covered Director, a “Covered Person”), to the same extent that the Corporation may indemnify and advance expenses to a director of the Corporation under the TBOC, and such right to indemnification shall

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continue as to a person who has ceased to be an officer or representative and shall inure to the benefit of his or her heirs, executors and administrators.

(c)                In addition to the right to indemnification conferred in Section 7.2(a) or Section 7.2(b), as the case may be, a Covered Person shall also have the right to be paid or reimbursed by the Corporation the reasonable expenses incurred in defending, testifying or otherwise participating in any such proceeding, in advance of the final disposition of the proceeding (hereinafter an “advancement of expenses”) and without any determination as to the person’s ultimate entitlement to indemnification; provided, however, that, an advancement of expenses incurred by a Covered Person in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of a written affirmation by such person of such person’s good faith belief that he or she has met the standard of conduct necessary for indemnification under the TBOC and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall be ultimately determined by final judicial decision from which there is no further right to appeal that the Covered Person has not met that standard or that indemnification of the Covered Person against expenses incurred by such person in connection with that proceeding is prohibited by the TBOC.

(d)               The rights conferred on any Covered Person by this Section 7.2 shall not be exclusive of any other rights that any Covered Person may have or hereafter acquire under law, this Certificate, the Bylaws of the Corporation, an agreement, vote of shareholders or disinterested directors, or otherwise.

(e)                Any repeal or amendment of this Section 7.2 by the shareholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Section 7.2, will, unless otherwise required by law, be prospective only (except to the extent such amendment, change in law or adoption permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(f)                This Section 7.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than Covered Persons.

ARTICLE VIII
SPECIAL MEETINGS OF SHAREHOLDERS

Except as otherwise required by applicable law, special meetings of shareholders, for any purpose or purposes, may be called only by (a) the Chairman of the Board or Chief Executive Officer of the Corporation, (b) the Board, or (c) holders of shares of the Corporation representing at least 25% of the voting power of the outstanding shares entitled to vote at the proposed special meeting.

ARTICLE IX
BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power to adopt, amend, alter or repeal the Bylaws of the Corporation. The Bylaws also may be adopted, amended, altered or repealed by the shareholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least 66⅔% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to

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vote generally in the election of directors, voting together as a single class, shall be required for the shareholders to adopt, amend, alter or repeal the Bylaws.

ARTICLE X
AMENDMENT OF CERTIFICATE OF FORMATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate (including any Preferred Stock Designation), in the manner now or hereafter prescribed by this Certificate and the TBOC; and, except as set forth in Article VII, all rights, preferences and privileges herein conferred upon shareholders, directors or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article; provided, however, that, notwithstanding any other provision of this Certificate, and in addition to any other vote that may be required by law or any Preferred Stock Designation, the affirmative vote of the holders of at least 66⅔% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision as part of this Certificate inconsistent with the purpose and intent of, Article VI, Article VII, Article VIII, Article IX or this Article X.

* * * * *

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IN WITNESS WHEREOF, the incorporator of the Corporation hereto has caused this Certificate of Formation to be duly executed as of January 23, 2014.

By: /s/ MITCHELL L. GRIFFITH

Name: Mitchell L. Griffith

Title: Incorporator